Mail Stop 4561

      March 7, 2006

VIA U.S. MAIL AND FAX (856) 596-6093

James V. Bleiler
Chief Financial Officer
Century Pacific Housing Fund I
1 E. Stow Rd.
Marlton, NJ  08053

Re:		Century Pacific Housing Fund I
		Form 10-K for the Year Ended March 31, 2005
		Filed February 13, 2006
		File No. 033-11194

Dear Mr. Bleiler:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2005

Notes to the Financial Statements, pages F-7 - F-14

Note 4. Transactions with the General Partners and Affiliates of the
General Partners, pages F-9 - F-10

1. Please tell us why supervisory and partnership management fees have not been recognized as expenses on the statements of operations.

Note 5. Investments in Limited Partnerships, pages F-11 - F-13

2. We note the sale of four partnerships in 2004 and one partnership in 2003. Please tell us what consideration you gave to classifying the net gains on sales of these partnerships and the related operations as "discontinued operations" on the statements of operations. Additionally, we note from your disclosure on page 7 that "management is aware of the intentions of the general partners to sell the investment properties in the near future." Please tell us what consideration you gave to evaluating these properties for impairment under SFAS 144 and classifying them as held for sale on the balance sheet.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. File your response on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.





      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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James V. Bleiler
Century Pacific Housing Fund I
March 7, 2006
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